

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2011

<u>Via E-mail</u>
Lisa M. Cummins
Vice President of Finance and Chief Financial Officer
Adept Technology, Inc.
5960 Inglewood Drive
Pleasanton, California   94588

>   **Re: Adept Technology, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2010**
>   **Filed September 17, 2010**
>   **Form 10-Q for the quarterly period ended March 26, 2011**
>   **Filed May 10, 2011**
>   **File No. 000-27122**

Dear Ms. Cummins:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Goodwill and Purchased Intangible Assets, page 39

1. Please revise future filings to disclose the actual date that the annual goodwill impairment test is performed. In addition, please disclose the reporting units you identified.

2. As a related matter, please revise future filings to disclose how you calculate fair value of reporting units in performing the first step of the impairment review.

3. In future filings please provide a separate discussion of how you assess impairment of intangible assets subject to amortization under FASB ASC 350-30-35-14 and 360-10-35-17 through 35-35.

Consolidated Financial Statements

Note 4. Acquisitions, page 69

4. With a view toward enhanced disclosure in future filings, please tell us how you valued the merger consideration for the acquisition of MRI. In this regard, we see that you issued $1.0 million, 763,359 shares of common stock (75% of which is restricted subject to certain contingencies) and bonus amounts based upon revenue targets. Please also tell us how you considered the contingencies in your valuation. Refer to ASC 805-30-30-7 and 805-30-25-5 through 25-7.

5. We see from Note 5 that you recorded patents/technology and customer base as intangible assets. With a view toward enhanced disclosure in future filings, please tell us how you valued the intangible assets acquired.

Note 10. Income Taxes, page 75

6. We see from Note 11 that 77% of revenues for FY10 were generated from foreign countries. With a view toward revised disclosure in future filings, please tell us how you have accounted for any foreign tax obligations. Please also disclose any cumulative unremitted earnings of foreign subsidiaries.

Note 11. Segment Information, page 78

7. Please revise future filings to disclose goodwill by segment, as required by FASB ASC 350-20-50-1.

Exhibits 31.1 and 31.2

8. We note that the identification of the certifying individual at the beginning of the
   certification required by Exchange Act Rule 13a-14(a) also includes the title of
   the certifying individual. In future filings, the identification of the certifying
   individual at the beginning of the certification should be revised in future filings
   so as not to include the individual's title.

Form 10-Q for the quarterly period ended March 26, 2011

Note 3. Cash, Cash Equivalents, Short-Term Investments and Restricted Cash, page 8

9. Please tell us the basis in U.S. GAAP for classifying $185,000 shares of
   Prudential Financial, inc. within cash and cash equivalents at March 26, 2011.
   We note that you consider the shares as available-for-sale, you intend to sell them
   in the near term and that they are currently recorded at fair value.

Note 13. InMoTx Acquisition, page 13

10. With a view toward enhanced disclosure in future filings, please tell us how you
    valued and accounted for all of the merger consideration for the acquisition of
    InMoTx. In this regard, we see that you paid $1.5 million, and issued 199,979
    shares of common stock, which are subject to a holdback agreement, and 100,000
    shares of restricted stock contingent upon continued employment and contingent
    annual payments based on revenues. Please also tell us how you considered the
    contingencies and future service obligations in your accounting analysis. Refer to
    ASC 805-30-30 and 805-30-25-5 through 25-7.

Note 13. MobileRobots Acquisition, page 14

11. With a view toward enhanced disclosure in future filings, please tell us how you
    valued and accounted for each piece of the merger consideration for the
    acquisition of MobileRobots. In this regard, we see that you paid $1.0 million
    and issued 763,359 shares of common stock (75% of which was restricted and
    subject to contingencies based on continued employment). In addition, we see that
    you may have to pay additional amounts based on revenue targets. Please also
    tell us how you considered the contingencies and future service obligations in
    your accounting analysis. Refer to ASC 805-30-30 and 805-30-25-5 through 25-
    7.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

12. We see that revenue decreased from the three months ended March 27, 2010 to the three months ended March 27, 2011; however, the prominent disclosure at the bottom of page 18 focuses on the increases in revenue during the period. In future filings, please include a greater discussion of the most material factors impacting revenue fluctuations. For example, please include enhanced disclosure about the cyclical slowdown in the disk drive market that caused a 100% decrease in those revenues.   In addition, in future disclosures, please quantify each factor that contributed to the fluctuations in revenues, including any offsetting amounts.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief